Exhibit 99.1

Caterpillar Inc.
4Q 2013 Earnings Release

January 27, 2014

FOR IMMEDIATE RELEASE

<u>**Caterpillar Reports Full-Year 2013 Results,**</u>
<u>**Including Record Operating Cash Flow**</u>
Company Expects $1.7 Billion of Stock Repurchase and Announces
Authorization for New $10 Billion Stock Repurchase Program

PEORIA, Ill. — Caterpillar Inc. (NYSE: CAT) today announced fourth-quarter 2013 sales and revenues were $14.402 billion, down 10 percent from $16.075 billion in the fourth quarter of 2012. Profit per share in the fourth quarter of 2013 was $1.54, compared with profit per share of $1.04 in the fourth quarter of 2012. Fourth-quarter 2012 included two large items—profit was negatively impacted by a goodwill impairment charge of $580 million, or $0.87 per share, but was positively impacted by a $300 million tax settlement, or $0.45 per share. Excluding these two items, profit per share increased $0.08 from the fourth quarter of 2012, reflecting solid operational performance.

Sales and revenues for full-year 2013 were $55.656 billion, down 16 percent from $65.875 billion in 2012. The decline in sales and revenues was primarily driven by a sharp drop in sales of new machines for mining. Profit per share in 2013 was $5.75, down from $8.48 in 2012. Despite this challenging environment, the company reported record *Machinery and Power Systems (M&PS)* operating cash flow of $9 billion in 2013.

"In such a challenging environment, I am proud of the way our employees came together in 2013. Despite a sales and revenues decline of about $10 billion, we set a record for operating cash flow, strengthened our balance sheet and improved our overall market position for machines. We continued to improve safety in our facilities and the quality of the products we ship each day," said Caterpillar Chairman and Chief Executive Officer Doug Oberhelman. "Cost flexibility is critical to our strategy and was a significant focus in 2013 as we took substantial actions to help maintain profitability as sales declined. Excluding the impact of cost absorption our *manufacturing costs* and SG&A and R&D expenses were favorable by $1.2 billion compared with 2012. It wasn't easy, especially for our employees who endured an incredibly tough year, but the actions we initiated helped us deliver strong operational performance in 2013."

(more)

First-Quarter 2014 Stock Repurchase, Authorization for New $10 Billion Stock Repurchase Program

We are also announcing our intention to repurchase approximately $1.7 billion of Caterpillar common stock during the first quarter of 2014. This repurchase is expected to complete our existing $7.5 billion repurchase authorization that was set to expire on December 31, 2015, which was originally approved by the Board of Directors in 2007. This repurchase is in addition to $2 billion that was repurchased in 2013.

With the expected completion of the current $7.5 billion stock repurchase program, the Board of Directors has approved a new $10 billion stock repurchase program, which will expire on December 31, 2018.

"The completion of our previous program and the decision to announce a new $10 billion program are a result of our record cash flow, the strength of our balance sheet and our confidence in the long-term future of Caterpillar," Oberhelman said.

2013 In Review

As we look back on 2013, it was a year overshadowed by a substantial decline in sales of relatively high margin mining products. We expected there would be a decline in mining sales in 2013, and it turned out to be worse than we anticipated. As a result, we took substantial actions to reduce costs which helped mitigate the impact on profit.

While mining was significantly negative for sales and profit in our **Resource Industries** segment, Caterpillar is a diverse company that serves a wide range of industries across the globe. Sales in our **Construction Industries** and **Power Systems** segments did not decline nearly as much in 2013. Our largest segment, Power Systems, delivered profit near its 2012 record despite lower sales. We also had a strong year in our **Financial Products segment**, which delivered a record profit in 2013.

From a financial standpoint, it was a very positive year for cash flow. We set a new record for M&PS operating cash flow of $9 billion. That is about $1 billion more than the previous record from 2011 and was helped by $2.9 billion of inventory reduction during 2013. Strong cash flow enabled us to repurchase $2 billion of Caterpillar stock and increase the dividend by 15 percent in 2013. Our balance sheet ended the year stronger than it began with our **debt-to-capital ratio** dropping about eight points to 29.7 percent. This was the lowest debt-to-capital ratio in more than 25 years.

We lowered Caterpillar inventory by $2.9 billion in 2013, and dealers lowered their inventories by more than $3 billion. While these inventory reductions were a significant sales and production headwind for Caterpillar in 2013, we believe the significant impact on our sales is largely over.

We had good decremental profit pull through in 2013, despite the sales decline being heavily concentrated in high margin mining products. The negative impact on profit from the change in the mix of our sales from 2012 to 2013 was about $750 million. Our full-year 2013 decremental operating profit pull through was less than 30 percent because we took aggressive actions to reduce costs.

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Given that a significant increase in mining sales was unlikely to occur in the short term, we turned our focus to structural cost reduction to help improve our long-term results. We announced the closure of several small facilities and the downsizing of others. We are re-sourcing products to more cost effective locations and have reduced nearly 2,000 management and support positions. These structural actions are not limited to mining. For example, we also announced our intention to make substantial changes to some of our European operations in Construction Industries to reduce costs and improve competitiveness.

We have improved our market position for machines over the past three years and had particularly strong gains with excavators in China. In fact, total sales and revenues in China in 2013 were about $3.5 billion, up more than 20 percent from 2012.

From an operational perspective, we continued to make improvements in safety and quality. While we understand quality improvement is continuous, our dealers and customers have provided feedback indicating that they have experienced better quality from our products.

In summary, 2013 was a very difficult year at Caterpillar, particularly in our Resource Industries segment. However, on many fronts it was a successful year, with strong results from our Power Systems and Financial Products segments, record operating cash flow, solid operational performance, improvement in our market position and improving quality, to name a few.

2014 Outlook

We expect sales and revenues in 2014 to be similar to 2013—about $56 billion in a range of plus or minus 5 percent. To provide a better understanding of our expectations for 2014 profit, we are providing our outlook with and without anticipated *restructuring costs*. During 2013, we worked on a large number of restructuring activities. Some actions have already occurred, some have been announced and are in process and some are anticipated in our outlook for 2014. In total, we expect the cost of these restructuring actions in 2014 to be about $400 to $500 million and estimate a 2014 after tax impact of about $0.50 to $0.60 per share. With sales and revenues at $56 billion, our profit outlook for 2014 excluding restructuring costs is $5.85 per share, and including restructuring costs of $0.55 per share, our profit outlook for 2014 is $5.30 per share.

"We see some signs of improvement in the world economy, which should be positive for sales in our Construction Industries and Power Systems segments. However, despite our expectation that mine production will continue to increase, we expect mining companies to further reduce their capital expenditures in 2014. As a result, we're expecting sales in Resource Industries to decline modestly. We've already taken a number of restructuring actions to help improve our financial results and expect to take additional actions in 2014. We continue to be cautious and are making the tough decisions necessary to better position us down the road when economic conditions improve and our sales rebound," Oberhelman said.

Notes:

- **Glossary of terms is included on pages 23-24; first occurrence of terms shown in bold italics.**
- **Information on non-GAAP financial measures is included on page 25.**

For nearly 90 years, Caterpillar Inc. has been making sustainable progress possible and driving positive change on every continent. Customers turn to Caterpillar to help them develop infrastructure, energy and natural resource assets. With 2013 sales and revenues of $55.656 billion, Caterpillar is the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines and diesel-electric locomotives. The company principally operates through its three product segments - Resource Industries, Construction Industries and Power Systems - and also provides financing and related services through its Financial Products segment. For more information, visit __caterpillar.com__*. To connect with us on social media, visit* ***caterpillar.com/social-media***.

Caterpillar contact: Jim Dugan, (309) 494-4100 (Office) or (309) 360-7311 (Mobile)

FORWARD-LOOKING STATEMENTS

Certain statements in this Release relate to future events and expectations and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "estimate," "will be," "will," "would," "expect," "anticipate," "plan," "project," "intend," "could," "should" or other similar words or expressions often identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements, including, without limitation, statements regarding our outlook, projections, forecasts or trend descriptions. These statements do not guarantee future performance, and we do not undertake to update our forward-looking statements.

Caterpillar's actual results may differ materially from those described or implied in our forward-looking statements based on a number of factors, including, but not limited to: (i) global economic conditions and economic conditions in the industries and markets we serve; (ii) government monetary or fiscal policies and infrastructure spending; (iii) commodity or component price increases, fluctuations in demand for our products, or limited availability of raw materials and component products, including steel; (iv) our and our customers', dealers' and suppliers' ability to access and manage liquidity; (v) political and economic risks and instability, including national or international conflicts and civil unrest; (vi) our and Cat Financial's ability to: maintain credit ratings, avoid material increases in borrowing costs, and access capital markets; (vii) the financial condition and credit worthiness of Cat Financial's customers; (viii) changes in interest rates or market liquidity; (ix) changes in financial services regulation; (x) inability to realize expected benefits from acquisitions, including ERA Mining Machinery Limited, and divestitures, including the divestiture of the Bucyrus International, Inc. distribution business to our independent dealers; (xi) international trade and investment policies; (xii) market acceptance of our products and services; (xiii) changes in the competitive environment, including market share, pricing and geographic and product mix of sales; (xiv) successful implementation of capacity expansion projects, cost reduction initiatives and efficiency or productivity initiatives, including the Caterpillar Production System; (xv) inventory management decisions and sourcing practices of our dealers or original equipment manufacturers; (xvi) compliance with environmental laws and regulations; (xvii) alleged or actual violations of trade or anti-corruption laws and regulations; (xviii) additional tax expense or exposure; (xix) currency fluctuations; (xx) our or Cat Financial's compliance with financial covenants; (xxi) increased pension plan funding obligations; (xxii) union disputes or other labor matters; (xxiii) significant legal proceedings, claims, lawsuits or investigations; (xxiv) compliance requirements imposed if carbon emissions legislation and/or regulations are adopted; (xxv) changes in accounting standards; (xxvi) failure or breach of information technology security; (xxvii) adverse effects of natural disasters; (xxviii) inability to realize the expected benefits of our restructuring plans and (xxix) other factors described in more detail under "Item 1A. Risk Factors" in our Form 10-K filed with the SEC on February 19, 2013 for the year ended December 31, 2012. This filing is available on our website at www.caterpillar.com/secfilings.

Key Points

Fourth Quarter 2013
(Dollars in millions except per share data)

	Fourth Quarter 2013		Fourth Quarter 2012		$ Change		% Change
Machinery and Power Systems Sales	$	13,646	$	15,357	$	(1,711)	(11)%
Financial Products Revenues		756		718		38	5%
Total Sales and Revenues	$	14,402	$	16,075	$	(1,673)	(10)%
Profit	$	1,003	$	697	$	306	44%
Profit per common share - diluted	$	1.54	$	1.04	$	0.50	48%

Full Year 2013
(Dollars in millions except per share data)

	Full Year 2013		Full Year 2012		$ Change		% Change
Machinery and Power Systems Sales	$	52,694	$	63,068	$	(10,374)	(16)%
Financial Products Revenues		2,962		2,807		155	6%
Total Sales and Revenues	$	55,656	$	65,875	$	(10,219)	(16)%
Profit	$	3,789	$	5,681	$	(1,892)	(33)%
Profit per common share - diluted	$	5.75	$	8.48	$	(2.73)	(32)%

Fourth Quarter 2013 Highlights

- Lower costs led to a favorable decremental operating profit pull through of about 10 percent compared with the fourth quarter of 2012 (excluding the *Siwei* goodwill impairment from 2012). It was a strong result despite a continuing negative mix of sales and flat *price realization*.

- Construction Industries, Power Systems and Financial Products results all improved and helped balance weaker results from our Resource Industries segment. Sales and revenues and profit in the fourth quarter of 2013 for Construction Industries, Power Systems and Financial Products were all higher than the fourth quarter of 2012.

- Quarterly profit for both Construction Industries and Power Systems was the highest since the second quarter of 2012.

Full Year 2013 Highlights

- 2013 sales and revenues were $0.7 billion higher and profit per share was $0.25 higher than the outlook we provided with our third-quarter financial release.

- While 2013 sales and revenues exceeded our outlook, they were down more than $10 billion from 2012.

- In response to the decline in sales, we took substantial action to reduce costs resulting in a $1.2 billion improvement from the combination of lower manufacturing costs (excluding significant negative impacts related to cost absorption) and lower SG&A and R&D expenses.

- Our cost reduction actions helped mitigate the negative profit impact from lower sales. Despite an unfavorable mix of sales, the large negative cost absorption impact and weak price realization, we achieved a decremental operating profit pull through of 29 percent. That is within our target range and we believe is good performance considering the challenges we faced in 2013 related to the mining industry.

- The negative impact on profit from the change in the mix of our sales from 2012 to 2013 was about $750 million.

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Cash Flow/Financial Position

- M&PS operating cash flow for 2013 was a record $9.0 billion, a $4.8 billion increase from 2012.

- At the end of 2013, the M&PS debt-to-capital ratio was 29.7 percent, down from 37.4 percent at the end of 2012—an almost eight percentage point improvement. In addition, we finished the year with $6.1 billion of cash.

- We not only ended the year with a stronger balance sheet than when the year began, during the year we repurchased $2 billion of Caterpillar stock and increased the quarterly dividend by 15 percent.

2014 Outlook

- The 2014 outlook reflects sales and revenues of about $56 billion in a range of plus or minus 5 percent. We expect that better economic growth should result in a 5 percent improvement in sales in both Power Systems and Construction Industries. However, we expect sales of mining equipment will remain weak in 2014 and our outlook reflects a sales decline of about 10 percent in Resource Industries.

- We expect restructuring charges of about $400 to $500 million in 2014, and as a result, we are providing the 2014 profit outlook with and without restructuring charges. With sales and revenues at $56 billion, our profit outlook for 2014 excluding restructuring costs is $5.85 per share, and including restructuring costs of $0.55 per share, our profit outlook for 2014 is $5.30 per share. More information on restructuring charges can be found in the Questions and Answers section of this financial release on page 19.

- The outlook for 2014 includes continued cost improvement, but little price realization (less than 0.5 percent), a continuing negative mix of sales and a higher tax rate.

- We expect M&PS capital expenditures for 2014 will be slightly lower than 2013 capital expenditures of $2.6 billion.

CONSOLIDATED RESULTS

Consolidated Sales and Revenues



Consolidated Sales and Revenues Comparison
Fourth Quarter 2013 vs. Fourth Quarter 2012
Millions of $
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
16,075
(1,511)
3
(174)
(29)
38
14,402
4th Qtr 2012 Sales & Revenues
Sales Volume
Price Realization
Currency
Acquisitions / Divestitures
Financial Products Revenues
4th Qtr 2013 Sales & Revenues

The chart above graphically illustrates reasons for the change in Consolidated Sales and Revenues between the fourth quarter of 2012 (at left) and the fourth quarter of 2013 (at right). Items favorably impacting sales and revenues appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting sales and revenues appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees.

Sales and Revenues

Total sales and revenues were $14.402 billion in the fourth quarter of 2013, a decrease of $1.673 billion, or 10 percent, from the fourth quarter of 2012. When reviewing the change in sales and revenues, we focus on the following perspectives:

- Reason for the change: ***Sales volume*** decreased $1.511 billion due to lower volume in Resource Industries, partially offset by increased volume in Construction Industries and Power Systems. The volume decrease was primarily the result of lower end-user demand, with the largest impact in mining primarily due to mining customers reducing their capital expenditures. Overall, the change in dealer machine and engine inventories did not have a significant impact on total sales volume.

  In addition, ***currency*** was unfavorable $174 million primarily due to the weaker Japanese yen, as sales in yen translated into fewer U.S. dollars.

  While almost all of the decline in sales was related to new equipment, aftermarket parts sales declined slightly.

- Sales by geographic region: Sales declined in all geographic regions except North America. Asia/Pacific declined 30 percent primarily related to lower sales in Australia where the most significant decrease was in mining sales, due to continued low demand. While sales in Asia/Pacific declined overall, sales in China, primarily in Construction Industries, increased more than 20 percent due to favorable impacts of dealer inventory changes and increased dealer deliveries to end users. Sales declined 20 percent in ***Latin America*** primarily due to unfavorable changes in dealer inventories of mining equipment as dealers took actions to better align inventory levels with demand. In ***EAME***, lower sales were primarily the result of decreased dealer

deliveries to end users, primarily due to lower mining demand. In North America, sales increased 6 percent primarily due to favorable impacts of dealer inventory changes for construction equipment and engines.

- Sales by segment: Sales decreases in Resource Industries were partially offset by increases in Construction Industries and Power Systems. Resource Industries' sales declined 48 percent resulting primarily from weaker demand for mining products as mining companies have reduced their capital expenditures as well as unfavorable changes in dealer inventories. Construction Industries' sales increased 20 percent primarily due to favorable changes in dealer inventories and higher end-user demand. Power Systems' sales were 5 percent higher. Financial Products segment revenues were up 3 percent.

Consolidated Operating Profit



The chart above graphically illustrates reasons for the change in Consolidated Operating Profit between the fourth quarter of 2012 (at left) and the fourth quarter of 2013 (at right). Items favorably impacting operating profit appear as upward stair steps with the corresponding dollar amounts above each bar, while items negatively impacting operating profit appear as downward stair steps with dollar amounts reflected in parentheses above each bar. Caterpillar management utilizes these charts internally to visually communicate with the company's Board of Directors and employees. The bar entitled Other includes *consolidating adjustments* and *Machinery and Power Systems other operating (income) expenses*.

Operating profit for the fourth quarter of 2013 was $1.452 billion, an increase of $414 million from the fourth quarter of 2012. The increase was primarily the result of the absence of a goodwill impairment charge of $580 million related to Siwei from the fourth quarter of 2012, lower manufacturing costs, decreased SG&A and R&D expenses and the favorable impact of currency. These favorable impacts were partially offset by lower sales volume, which included an unfavorable mix of products. The unfavorable mix was primarily due to a significant decline in Resource Industries' sales and an increase in Construction Industries' sales, which traditionally have lower margins. Acquisitions and divestitures negatively impacted operating profit by $120 million due to lower pre-tax gains on the sale of portions of the Bucyrus distribution business in the fourth quarter of 2013 compared with the fourth quarter of 2012 and Siwei operating losses in the fourth quarter of 2013.

Manufacturing costs decreased $480 million. The decrease was primarily due to favorable changes in cost absorption resulting from a smaller decrease in inventory during the fourth quarter of 2013 than in the fourth quarter of 2012, lower material costs and *LIFO inventory decrement benefits* of $115 million.

Decreases in SG&A and R&D expenses were primarily due to lower discretionary and program spending driven by cost reduction measures implemented in response to lower volumes.

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The favorable impact of currency was mostly due to the Japanese yen. We have a sizeable manufacturing presence in Japan, and while some of this production is sold in Japan, we are a net exporter, and therefore, a weaker yen provides a cost benefit.

In the fourth quarter of 2013, we incurred $130 million of restructuring costs primarily in Resource Industries and recognized a gain on a legal settlement of $68 million. Both of these items are included in Other operating (income) expenses.

Other Profit/Loss Items

- **Other income/expense** was income of $44 million compared with expense of $11 million in the fourth quarter of 2012. The change was primarily due to the net impact from currency translation and hedging. Although both periods included unfavorable impacts from currency translation and hedging, losses were more significant in the fourth quarter of 2012 than in the fourth quarter of 2013.

- **The provision for income taxes** in the fourth quarter of 2013 reflects an effective tax rate of 28.5 percent compared with 30.5 percent for 2012, excluding the items discussed below. The decrease is primarily due to a more favorable geographic mix of profits from a tax perspective along with the U.S. research and development tax credit that was expired in 2012.

  The 2013 fourth-quarter tax provision also included a $19 million benefit related to a decrease from the third-quarter estimated annual effective tax rate of 29 percent. This compares to a $63 million net benefit in the fourth quarter of 2012 related to a $300 million benefit from a tax settlement offset by the negative impact of goodwill not deductible for tax purposes of $237 million.

Global Workforce

Caterpillar worldwide full-time employment was 118,501 at the end of 2013 compared with 125,341 at the end of 2012, a decrease of 6,840 full-time employees. The flexible workforce decreased 2,863 for a total decrease in the global workforce of 9,703. The decrease was primarily the result of restructuring programs and lower production volumes.

	December 31,		
	2013	**2012**	**Change**
Full-time employment	118,501	125,341	(6,840)
Flexible workforce	14,853	17,716	(2,863)
Total	133,354	143,057	(9,703)
Summary of change			
U.S. workforce			(3,960)
Non-U.S. workforce			(5,743)
Total			(9,703)

SEGMENT RESULTS

Sales and Revenues by Geographic Region

(Millions of dollars)	Total	% Change	North America	% Change	Latin America	% Change	EAME	% Change	Asia/ Pacific	% Change
Fourth Quarter 2013										
Construction Industries[1]	$ 4,851	20%	$ 1,751	21%	$ 725	21%	$ 1,033	17%	$ 1,342	22%
Resource Industries[2]	3,019	(48)%	1,184	(19)%	507	(54)%	726	(43)%	602	(69)%
Power Systems[3]	5,565	5%	2,296	15%	567	5%	1,697	4%	1,005	(12)%
All Other Segment[4]	239	(6)%	161	5%	10	(38)%	39	(19)%	29	(24)%
Corporate Items and Eliminations	(28)		(27)		—		(1)		—	
Machinery & Power Systems Sales	$ 13,646	(11)%	5,365	6%	$ 1,809	(20)%	$ 3,494	(9)%	$ 2,978	(30)%
Financial Products Segment	816	3%	436	8%	106	—%	131	10%	143	(11)%
Corporate Items and Eliminations	(60)		(31)		(10)		(7)		(12)	
Financial Products Revenues	$ 756	5%	$ 405	12%	$ 96	(2)%	$ 124	10%	$ 131	(9)%
Consolidated Sales and Revenues	$ 14,402	(10)%	$ 5,770	7%	$ 1,905	(19)%	$ 3,618	(8)%	$ 3,109	(29)%
Fourth Quarter 2012										
Construction Industries[1]	$ 4,028		$ 1,445		$ 600		$ 882		$ 1,101	
Resource Industries[2]	5,776		1,467		1,095		1,266		1,948	
Power Systems[3]	5,307		1,994		539		1,628		1,146	
All Other Segment[4]	255		153		16		48		38	
Corporate Items and Eliminations	(9)		(12)		1		1		1	
Machinery & Power Systems Sales	$ 15,357		$ 5,047		$ 2,251		$ 3,825		$ 4,234	
Financial Products Segment	789		404		106		119		160	
Corporate Items and Eliminations	(71)		(41)		(8)		(6)		(16)	
Financial Products Revenues	$ 718		$ 363		$ 98		$ 113		$ 144	
Consolidated Sales and Revenues	$ 16,075		$ 5,410		$ 2,349		$ 3,938		$ 4,378	

[1] Does not include inter-segment sales of $74 million and $115 million in fourth quarter 2013 and 2012, respectively.
[2] Does not include inter-segment sales of $210 million and $208 million in fourth quarter 2013 and 2012, respectively.
[3] Does not include inter-segment sales of $567 million and $455 million in fourth quarter 2013 and 2012, respectively.
[4] Does not include inter-segment sales of $749 million and $773 million in fourth quarter 2013 and 2012, respectively.

Sales and Revenues by Segment

(Millions of dollars)	Fourth Quarter 2012	Sales Volume	Price Realization	Currency	Acquisitions/ Divestitures	Other	Fourth Quarter 2013	$ Change	% Change
Construction Industries	$ 4,028	$ 1,030	$ (51)	$ (156)	$ —	$ —	$ 4,851	$ 823	20%
Resource Industries	5,776	(2,705)	7	(30)	(29)	—	3,019	(2,757)	(48)%
Power Systems	5,307	197	48	13	—	—	5,565	258	5%
All Other Segment	255	(16)	—	—	—	—	239	(16)	(6)%
Corporate Items and Eliminations	(9)	(17)	(1)	(1)	—	—	(28)	(19)	
Machinery & Power Systems Sales	$ 15,357	$ (1,511)	$ 3	$ (174)	$ (29)	$ —	$ 13,646	$ (1,711)	(11)%
Financial Products Segment	789	—	—	—	—	27	816	27	3%
Corporate Items and Eliminations	(71)	—	—	—	—	11	(60)	11	
Financial Products Revenues	$ 718	$ —	$ —	$ —	$ —	$ 38	$ 756	$ 38	5%
Consolidated Sales and Revenues	$ 16,075	$ (1,511)	$ 3	$ (174)	$ (29)	$ 38	$ 14,402	$ (1,673)	(10)%

Operating Profit by Segment

(Millions of dollars)	Fourth Quarter 2013		Fourth Quarter 2012		$ Change		% Change
Construction Industries	$	500	$	26	$	474	1,823%
Resource Industries		139		611		(472)	(77)%
Power Systems		964		697		267	38%
All Other Segment		116		126		(10)	(8)%
Corporate Items and Eliminations		(449)		(534)		85	
Machinery & Power Systems	$	1,270	$	926	$	344	37%
Financial Products Segment		266		180		86	48%
Corporate Items and Eliminations		(16)		2		(18)	
Financial Products	$	250	$	182	$	68	37%
Consolidating Adjustments		(68)		(70)		2	
Consolidated Operating Profit	$	1,452	$	1,038	$	414	40%

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CONSTRUCTION INDUSTRIES

Millions of Dollars

Sales Comparison

	Fourth Quarter 2012	Sales Volume	Price Realization	Currency	Fourth Quarter 2013	$ Change	% Change
Sales Comparison[1]	$ 4,028	$ 1,030	$ (51)	$ (156)	$ 4,851	$ 823	20%

Sales by Geographic Region

	Fourth Quarter 2013	Fourth Quarter 2012	$ Change	% Change
North America	$ 1,751	$ 1,445	$ 306	21%
Latin America	725	600	125	21%
EAME	1,033	882	151	17%
Asia/Pacific	1,342	1,101	241	22%
Total[1]	$ 4,851	$ 4,028	$ 823	20%

Operating Profit

	Fourth Quarter 2013	Fourth Quarter 2012	$ Change	% Change
Operating Profit	$ 500	$ 26	$ 474	1,823%

[1] Does not include inter-segment sales of $74 million and $115 million in the fourth quarter 2013 and 2012, respectively.

Construction Industries' sales were $4.851 billion in the fourth quarter of 2013, an increase of $823 million, or 20 percent, from the fourth quarter of 2012. The sales increase was due to higher sales volume, partially offset by the unfavorable impact of currency and price realization. Sales of new equipment increased, and sales of aftermarket parts were about flat.

- The increase in sales volume was primarily related to changes in dealer inventories as the decline in dealer inventories was significantly greater in the fourth quarter of 2012 than in the fourth quarter of 2013. Additionally, deliveries to end users increased in Latin America, Asia/Pacific and North America.

- The unfavorable currency impact was primarily from a weaker Japanese yen, as sales in yen translated into fewer U.S. dollars.

- Price realization was unfavorable primarily due to continuing sales from a large government order in Brazil and a continued competitive pricing environment.

Sales increased in all geographic regions.

- In North America, higher sales were primarily due to the favorable impact of dealer inventory changes, as dealers decreased inventory more in the fourth quarter of 2012 than in the fourth quarter of 2013. The remaining sales increase was primarily due to higher end-user demand resulting from an increase in construction-related spending in the United States. Although still below prior peaks, construction-related spending continues to improve. The increase was partially offset by unfavorable price realization due to a continued competitive pricing environment.

- In Asia/Pacific, the sales increase was primarily in China due to both favorable impacts of dealer inventory changes and increased dealer deliveries to end users. In addition, price realization was favorable. These items were partially offset by negative currency impacts primarily from the weaker Japanese yen.

- In EAME, higher sales were primarily due to the favorable impact of dealer inventory changes, as dealers decreased inventory more in the fourth quarter of 2012 than in the fourth quarter of 2013. This was partially offset by unfavorable price realization due to a continued competitive pricing environment. Dealer deliveries

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to end users were about flat.

- The increase in Latin America was primarily due to continuing sales from a large government order in Brazil.

Construction Industries' profit was $500 million in the fourth quarter of 2013, compared with $26 million in the fourth quarter of 2012. The increase in profit was primarily due to higher sales volume and favorable manufacturing costs, partially offset by unfavorable price realization. Manufacturing costs improved primarily due to favorable changes in cost absorption resulting from the absence of the large decrease in inventory during the fourth quarter of 2012. After significant changes in inventory in 2012 and 2013, we believe current inventory and production levels are reasonably aligned with anticipated demand. In addition, material and freight costs were lower.

RESOURCE INDUSTRIES

Millions of Dollars

Sales Comparison

	Fourth Quarter 2012	Sales Volume	Price Realization	Currency	Acquisitions/ Divestitures	Fourth Quarter 2013	$ Change	% Change
Sales Comparison[1]	$ 5,776	$ (2,705)	$ 7	$ (30)	$ (29)	$ 3,019	$ (2,757)	(48)%

Sales by Geographic Region

	Fourth Quarter 2013	Fourth Quarter 2012	$ Change	% Change
North America	$ 1,184	$ 1,467	$ (283)	(19)%
Latin America	507	1,095	(588)	(54)%
EAME	726	1,266	(540)	(43)%
Asia/Pacific	602	1,948	(1,346)	(69)%
Total[1]	$ 3,019	$ 5,776	$ (2,757)	(48)%

Operating Profit

	Fourth Quarter 2013	Fourth Quarter 2012	$ Change	% Change
Operating Profit	$ 139	$ 611	$ (472)	(77)%

[1] Does not include inter-segment sales of $210 million and $208 million in the fourth quarter 2013 and 2012, respectively.

Resource Industries' sales were $3.019 billion in the fourth quarter of 2013, a decrease of $2.757 billion, or 48 percent, from the fourth quarter of 2012, nearly all from lower sales volume. More than half of the sales volume decline was due to lower end-user demand across all geographic regions. Sales volume also declined as a result of unfavorable changes in dealer machine inventory across all regions. Dealers continued to significantly reduce machine inventory during the fourth quarter of 2013 to better align inventory levels with demand. This compares with an increase in dealer machine inventory during the fourth quarter of 2012. Although production of most mined commodities is at levels near or above a year ago, after several years of increasing capital expenditures customers in all geographic regions have reduced spending across the mining industry. As a result, we believe that mining companies are increasing productivity at existing mines rather than investing in expansions or new mine openings, which results in lower demand for our mining products, and new orders for mining equipment continued to be weak in the quarter.

Almost the entire sales decline was related to new equipment. Aftermarket part sales also declined as we believe some companies are delaying maintenance and rebuild activities.

Sales were lower in every region of the world with the most significant decline in Asia/Pacific, primarily due to lower mining sales in Australia.

Resource Industries' profit was $139 million in the fourth quarter of 2013 compared with $611 million in the fourth quarter of 2012. The fourth quarter of 2012 included a $580 million goodwill impairment related to Siwei.

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Excluding this impairment charge related to Siwei, operating profit declined $1.052 billion. The decrease was primarily the result of lower sales volume. Acquisitions and divestitures negatively impacted operating profit by $121 million due to lower pre-tax gains on the sale of portions of the Bucyrus distribution business in the fourth quarter of 2013 compared with the fourth quarter 2012 and Siwei operating losses in the fourth quarter of 2013. Restructuring costs of about $90 million in the fourth quarter of 2013 also lowered profit.

These negative factors were partially offset by lower SG&A and R&D expenses and an improvement in manufacturing costs.

SG&A and R&D expenses were lower primarily due to decreased spending for new product introduction programs and other cost cutting measures implemented in response to lower volumes. Incentive compensation expense was also lower.

The decrease in manufacturing costs was primarily driven by lower material costs, favorable changes in cost absorption resulting from a significantly larger decrease in inventory during the fourth quarter of 2012 than in the fourth quarter of 2013, and cost cutting measures.

POWER SYSTEMS

Millions of Dollars

Sales Comparison

	Fourth Quarter 2012	Sales Volume	Price Realization	Currency	Fourth Quarter 2013	$ Change	% Change
Sales Comparison[1]	$ 5,307	$ 197	$ 48	$ 13	$ 5,565	$ 258	5%

Sales by Geographic Region

	Fourth Quarter 2013	Fourth Quarter 2012	$ Change	% Change
North America	$ 2,296	$ 1,994	$ 302	15%
Latin America	567	539	28	5%
EAME	1,697	1,628	69	4%
Asia/Pacific	1,005	1,146	(141)	(12)%
Total[1]	$ 5,565	$ 5,307	$ 258	5%

Operating Profit

	Fourth Quarter 2013	Fourth Quarter 2012	$ Change	% Change
Operating Profit	$ 964	$ 697	$ 267	38%

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[1] Does not include inter-segment sales of $567 million and $455 million in the fourth quarter 2013 and 2012, respectively.

Power Systems' sales were $5.565 billion in the fourth quarter of 2013, an increase of $258 million, or 5 percent, from the fourth quarter of 2012. The increase in sales was primarily a result of favorable changes in dealer inventories. Dealer engine inventory increased in the fourth quarter of 2013 compared with a decrease during the fourth quarter of 2012. Overall end-user demand was down slightly with lower demand for electric power applications partially offset by increased demand for industrial engines.

Sales increased in all regions except Asia/Pacific.

- In North America, the sales increase was primarily due to favorable changes in dealer inventories for nearly all applications. In addition, locomotive sales were higher as we continue to implement the Caterpillar business model. These increases were partially offset by weaker end-user demand for electric power applications.

- Sales in EAME were relatively flat with the fourth quarter of 2012 with stronger demand for industrial engines used in agriculture equipment and third party generator set packages, partially offset by lower demand for

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electric power applications and locomotives due to weak economic conditions.

- In Latin America, sales were relatively flat with fourth quarter of 2012.

- In Asia/Pacific, the decline in sales was primarily due to lower sales into petroleum and electric power applications resulting primarily from timing of large projects.

Power Systems' profit was $964 million in the fourth quarter of 2013 compared with $697 million in the fourth quarter of 2012. The increase was primarily due to lower manufacturing costs, higher sales volume and favorable price realization. The decrease in manufacturing costs was primarily driven by lower material and freight costs.

FINANCIAL PRODUCTS SEGMENT

Millions of Dollars

Revenues by Geographic Region

	Fourth Quarter 2013		Fourth Quarter 2012		$ Change		% Change
North America	$	436	$	404	$	32	8%
Latin America		106		106		—	—%
EAME		131		119		12	10%
Asia/Pacific		143		160		(17)	(11)%
Total	$	816	$	789	$	27	3%

Operating Profit

	Fourth Quarter 2013		Fourth Quarter 2012		$ Change		% Change
Operating Profit	$	266	$	180	$	86	48%

Financial Products' revenues were $816 million, an increase of $27 million, or 3 percent, from the fourth quarter of 2012. The increase was primarily due to the favorable impact from higher average *earning assets* across all geographic regions except Asia/Pacific.

Financial Products' profit was $266 million in the fourth quarter of 2013, compared with $180 million in the fourth quarter of 2012. The increase was primarily due to a $61 million decrease in the provision for credit losses at Cat Financial and a $16 million favorable impact from currency gains and losses.

At the end of 2013, past dues at Cat Financial were 2.37 percent compared with 2.45 percent at the end of the third quarter of 2013 and 2.26 percent at the end of 2012. Write-offs, net of recoveries, were $123 million for the full-year 2013, compared with $102 million for 2012. The increase in write-offs was primarily related to Cat Financial's European marine portfolio and was previously provided for in the allowance for credit losses.

As of December 31, 2013, Cat Financial's allowance for credit losses totaled $378 million or 1.30 percent of net finance receivables, compared with $426 million or 1.49 percent of net finance receivables at year-end 2012.

Corporate Items and Eliminations

Expense for corporate items and eliminations was $465 million in the fourth quarter of 2013, a decrease of $67 million from the fourth quarter of 2012. Corporate items and eliminations include: corporate-level expenses; timing differences, as some expenses are reported in segment profit on a cash basis; retirement benefit costs other than service cost; currency differences for M&PS, as segment profit is reported using annual fixed exchange rates; and inter-segment eliminations.

The decrease in expense from the fourth quarter of 2012 was primarily due to LIFO inventory decrement benefits of $115 million, lower corporate level expenses and the favorable impact from a legal settlement of $68 million, partially offset by methodology and timing differences.

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2014 Outlook

Economic Outlook

Economic indicators have improved in many countries, suggesting the world economy is rebounding. We anticipate world economic growth in 2014 of about 3 percent, up from about 2 percent in 2013.

Average worldwide short-term interest rates reached a record low in the last half of 2013. We expect that inflation will remain low and coupled with elevated unemployment, should cause most central banks to keep interest rates low throughout 2014.

A stronger world economy should increase demand for mined commodities and energy, keeping prices at levels that are positive for production. As a result, we expect that mine production will continue to increase in 2014. While most commodity prices should be high enough to make investments attractive, we expect mining companies will remain cautious with equipment investments and are expecting another decrease in mining capital expenditures for equipment in 2014.

Developed Countries:

Economic policies in developed countries are expected to be more favorable for growth in 2014. Low inflation and little progress on restoring full employment should keep downward pressure on wages and inflation and should allow central banks to maintain low interest rates. Governments in major developed countries further reduced budget deficits in 2013 to levels well below those observed during the recent financial crisis, which should allow them to slow austerity actions in 2014. We expect economic growth in developed countries will improve to 2 percent in 2014.

Developing Countries:

Growth in developing economies slowed in the past three years, prompting central banks to reduce interest rates. Average rates declined until June 2013, when rates increased in Brazil, Indonesia and India. We do not believe that inflation is a major problem for most countries, and we expect that sluggish economic growth will be a more significant concern. As a result, we expect interest rates to remain close to current levels throughout 2014. Overall, we anticipate economic growth for developing countries will improve from less than 4.5 percent in 2013 to about 5 percent in 2014.

Risks:

While there are numerous risks in the world economy, three notable potential risks include the U.S. debt limit and growth in Europe and China.

There seems to be growing consensus that the U.S. government will have to stop borrowing money sometime during the first half of 2014 unless there is an increase in the debt limit. We are hopeful Congress and the Administration can come together in a spirit of bipartisanship to reach an agreement on the debt limit. Without such an agreement, it would seem likely that the only recourse for the government would be to cut spending substantially. Substantial cuts for an extended period would likely reduce output and slow economic growth more than could be offset by the private sector.

The Eurozone economy is recovering, but is far from healthy. The ongoing decline in business lending, slowing inflation and recent strengthening in the euro are all concerns. The unwillingness of the European Central Bank to take more aggressive actions risks leaving the economy struggling for years. Continued weak growth would make it difficult for businesses to maintain existing operations, let alone make new investments.

Our outlook assumes that China's economy will grow slightly more than 7.5 percent in 2014, similar to the past two years. That rate of growth should support improvements in the machine industry and increase commodity demand. The government recently announced major reforms, which in the short term could impact the economy and the industries we serve.

Sales and Revenues Outlook

Overall, we expect sales and revenues in 2014 to be similar to 2013—about $56 billion in a range of plus or minus 5 percent. There are encouraging signs in the world economy that give us optimism, particularly for sales in our Construction Industries and Power Systems segments, but there is also a good deal of uncertainty as we look ahead to 2014.

For Power Systems and Construction Industries, we expect that better economic growth should result in modestly higher sales—up about 5 percent each. However, we continue to be cautious about the mining industry.

Despite prospects for improved economic growth and continued strong mine production in 2014, we expect Resource Industries' sales to be down about 10 percent from 2013. On the positive side, we expect that reductions in dealer inventories related to Resource Industries' products will be substantially less in 2014 than in 2013. However, order rates for new equipment have remained very low. Based on currently weak order rates, we expect continued short-term weakness in mining; however, we remain positive on the long-term prospects for the mining industry.

Profit Outlook

In 2013, we took substantial actions to reduce costs and are expecting to take additional actions in 2014. To provide a better understanding of our profit expectations for 2014, we are providing our outlook with and without restructuring costs.

The actions already taken in 2013 and that are expected for 2014 are substantial and widespread across the company. We expect the cost of these actions to be about $400 to $500 million in 2014. That is in addition to the $200 million that was incurred in 2013. We estimate the after tax impact of the restructuring costs in 2014 to be $0.50 to $0.60 per share. We have included the middle of the range ($0.55 per share) in the 2014 outlook.

Some of these actions are expected to have a favorable impact on ongoing costs in 2014 and some, such as the restructuring in Belgium, will take longer to fully implement and more of the ongoing benefit will occur after 2014. In 2014, we expect about $200 million of positive ongoing benefits related to restructuring actions taken in 2013 and anticipated in 2014.

With sales and revenues at $56 billion, our profit outlook for 2014 excluding restructuring costs is $5.85 per share, and including restructuring costs of $0.55 per share, our profit outlook for 2014 is $5.30 per share.

Following are key points to help understand the elements of our 2014 profit outlook:

- While we are expecting sales volume to be about flat with 2013, the mix of sales is expected to be unfavorable for profit.

- Over the past few years, we have focused on improving our market position by investing in product development, improving quality, reducing delivery times and modestly increasing prices. We expect this to continue in 2014, and as a result, our outlook includes price realization of less than 0.5 percent.

- We expect that profit in our Financial Products segment will be lower in 2014 than in 2013. That is primarily due to the absence of favorable reserve adjustments at Caterpillar Financial Insurance Services during 2013.

- We expect material costs to be favorable in 2014 and pension costs to be lower, partially offset by higher depreciation expense.

- The substantial reduction in inventory in 2013 resulted in unfavorable cost absorption that we do not expect to repeat in 2014. However, we expect that costs related to our short-term incentive compensation plans will be higher, and we intend to increase our investment in R&D. The net of these items will be about neutral compared with 2013.

- Restructuring costs were about $200 million in 2013 and are expected to be about $400 to $500 million in 2014. In addition, we expect to realize benefits of about $200 million from the restructuring actions we have taken in 2013 and anticipate in 2014.

- We had several favorable items that occurred in 2013 that we do not expect to repeat in 2014. We had a $135 million settlement related to Siwei, $115 million of LIFO inventory decrement benefits and a $68 million favorable legal settlement.

- We incurred about $230 million of M&PS currency translation and hedging losses in 2013. They were in the "Other Income (Expense)" line below operating profit. Our 2014 outlook does not include fluctuations in currency exchange rates.

- We had $142 million of favorable discrete tax items in 2013 that we do not expect to repeat in 2014. In addition, our outlook assumes a tax rate of 30 percent in 2014. Excluding the discrete items, the tax rate was 28.5 percent in 2013. The increase in the rate is primarily related to the expiration of the U.S. R&D tax credit.

- As a result of our record 2013 M&PS operating cash flow and strong balance sheet, we were able to repurchase $2 billion of stock in 2013 and are expecting to repurchase approximately $1.7 billion during the first quarter of 2014.

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QUESTIONS AND ANSWERS

Q1: **Can you expand on comments related to restructuring costs in 2013 and in the outlook for 2014?**

A: We have been working to define and implement restructuring actions and incurred about $200 million of related charges in 2013, with most of it—about $130 million—in the fourth quarter. In addition, we have a large number of additional actions that are expected for 2014 and expect additional charges of about $400 to $500 million, or $0.50 to $0.60 per share. The mid-point of that range has been included in our 2014 outlook. The charges are primarily related to employee redundancy costs and fixed asset impairments. The following list provides additional information on the range of restructuring actions we have already taken and that are anticipated in 2014.

2013

- The most significant charges in 2013 were for employee redundancy costs associated with the restructuring of management and support functions—mostly in our Resource Industries segment and related to our mining business.

- We also announced that several facilities in our Resource Industries segment were being restructured. In some cases we are closing the facility, in some cases we are downsizing and moving a portion of the production to other locations, and in some cases we are downsizing the workforce. The facilities involved included: Sudbury, Canada; Tazewell, Virginia; Kilgore, Texas; Beckley, West Virginia; Pulaski, Virginia; Burnie, Australia; Luenen, Germany; Peterlee, England; and Minerbio, Italy.

- Our Construction Industries segment took restructuring actions in several factories around the world and had related employee redundancy costs in 2013. The most significant action was at our Grenoble, France, facility.

- Our Power Systems segment took a number of actions related to sales and manufacturing operations for small and mid-sized engines and marine and rail businesses.

- In total, these restructuring actions from 2013 are impacting nearly 2,000 management and support employees and more than 4,500 production employees.

2014

- The most significant item is the restructuring of our Gosselies, Belgium, facility that we announced on December 23, 2013. This restructuring plan is designed to improve the competitiveness of our European manufacturing footprint and achieve competitiveness in our European operations by refocusing our current Gosselies operations on final machine assembly, test and paint with limited component and fabrication operations. These actions will include reshaping our supply base for more efficient sourcing, improving factory efficiencies and workforce reductions. Our proposals are subject to Belgian Ministerial approval. We estimate the employee cash separation costs to be about $300 million before tax, which represents substantially all of the restructuring costs to be incurred under the plan. A decision by the Belgian Minister of Employment is expected during the first quarter of 2014, and subject to such approval, we expect to recognize substantially all of these separation-related charges throughout 2014.

- The remaining restructuring costs of about $100 to $200 million, anticipated in our 2014 outlook are related to a wide range of actions across the company that are part of our ongoing efforts to optimize our cost structure and improve the efficiency of our operations. These actions individually are not expected to be significant.

<u>Benefits of Restructuring Activities in 2014 and Beyond</u>

- We expect that the actions taken in 2013 and anticipated in 2014 to have a favorable impact on costs (not including the restructuring costs) of about $200 million in 2014 and about $400 to $500 million per year after 2015.

- The most significant reason the 2014 impact is lower than the impact after 2015 is the timeframe involved in implementing the program in Gosselies, Belgium. It is an extensive program that will take several years to complete. In addition, many of the actions we are expecting to take in 2014 will occur over the course of the year and, as a result, we are expecting partial year benefits.

- About 75 percent of the expected cost benefit in 2014 is related to Resource Industries, primarily from actions taken in 2013.

Q2: **Dealer inventories declined in the fourth quarter of 2013. Was this in line with your expectations? Do you expect dealer inventory will continue to decrease in 2014?**

A: Yes, we anticipated the decline in the fourth quarter of 2013. For 2014, we are not expecting dealers to lower inventory to the same degree as in 2013. However, we are expecting a modest decline primarily related to mining machines.

Q3: **Can you provide more information on your short-term employee incentive compensation expense in 2013 and your expectations for 2014?**

A: Short-term incentive compensation expense is directly related to financial and operational performance.

For 2013, the expense was about $545 million—$120 million in the first quarter, $125 million in the second quarter, $100 million in the third quarter and $200 million in the fourth quarter. In 2012, the total expense was about $825 million.

For 2014, our outlook reflects short-term incentive compensation expense of about $850 million.

Q4: **Can you comment on your year-end 2013 order backlog?**

A: At the end of the fourth quarter of 2013, the backlog was $18.0 billion. This represents a $1.1 billion reduction from the end of the third quarter of 2013 and a $2.2 billion reduction from year-end 2012. Compared to year-end 2012, the order backlog declined significantly for mining-related products within Resource Industries and declined slightly for Power Systems. These declines were partially offset by a substantial increase in Construction Industries.

Q5: **Can you comment on what you are currently seeing in your mining business and expectations for 2014?**

A: On the positive side, mine production and commodity consumption have generally been up in 2013, and based on improving economics, we are expecting both to increase again in 2014. However, based on the size and age of existing equipment fleets, we believe that miners are buying new equipment at a rate that is well below the average replacement level. For example, we expect our 2014 sales of large mining trucks to be at about half the long-term replacement level.

Increasing mine production and end users buying below replacement levels will eventually lead to higher purchases of equipment. However, we have not seen evidence of customers increasing their purchases yet and new orders have remained weak. Our outlook expects some improvement in order rates in 2014.

We do not expect our sales to decline nearly as much as end-user demand in 2014. That is because the decline in end-user demand is expected to be partially offset by a substantially lower negative impact from dealer inventory changes.

Q6: **Throughout 2013 you have discussed how miners are delaying maintenance and repairs on their fleets. Do you expect this to continue in 2014?**

A: Mine production grew in 2013, and we expect further improvement in 2014. Our dealers continually work with end users to ensure they have the right components available to service both planned and unplanned work. When end users defer maintenance activities the risk of component failure increases. These "failure" repairs are more costly and require a greater number of parts to restore the equipment to operation. Once end users begin to experience "failure" repairs, it usually gives them justification to begin more proactive maintenance practices. As a result, we are not expecting further declines in mining related aftermarket parts sales. We expect mining related aftermarket parts sales to be about flat in 2014.

Q7: **Mining equipment purchases have been very low for the past 18 months or so. Are you making substantial reductions in capacity for major mining products like trucks, shovels and large track type tractors?**

A: Production for most of our large mining products is single sourced. For the most part, our manufacturing facilities are designed to be scalable. In other words, when shipments are weak, production capability and costs are removed and therefore our capability to produce has been reduced. For example, large mining trucks are only produced in our Decatur, Illinois, manufacturing plant and large tractors are made exclusively in East Peoria, Illinois. During the last 18 months, as order activity has declined, we have made significant reductions at those factories in production, our workforce and costs. As a result, we have substantially reduced our current production capability. Suppliers have also taken action to reduce their production capability.

In terms of physical capacity, mining is a cyclical industry, and it does not make sense at the bottom of the cycle to make large-scale physical changes to facilities that are the worldwide single source for key products. That is particularly true when you consider that current production is far below the expected replacement level and mine production is continuing to increase. As we have confidence in the long-term strength of the mining industry, the plant closures and other restructuring actions impacting facilities in 2013 were taken to make our operations more cost effective and efficient, without materially changing capacity.

Q8: **Can you provide an update on China, your expectations about the construction equipment industry and how Caterpillar is performing?**

A: In 2013, the overall China construction machinery market was about flat with 2012, and industry sales of excavators declined. However, our business improved in China and demand for Caterpillar excavators increased. Total company sales and revenues in China increased more than 20 percent from 2012. We believe our success in China is a result of the continuing build out of our Caterpillar business model. In 2014, we expect a moderate increase in the construction equipment industry in China and expect to build on the solid foundation we have in place.

In addition to better sales, Caterpillar China was recently recognized as the "2013 Best Employer" during the sixth China Corporate Social Responsibility (CSR) Summit in Beijing. It was the first time this award was granted to a multi-national corporation operating in China. We are honored that our commitment and focus on safety, employee development and community engagement was recognized.

Q9: **Can you comment on your balance sheet and M&PS operating cash flow in 2013?**

A: M&PS operating cash flow for 2013 was a record $9.0 billion, a $4.8 billion increase from 2012. The improvement was the result of favorable changes in working capital, primarily inventory and accounts payable, partially offset by lower profit.

Our top cash deployment priority is to maintain a strong financial position to support our credit rating. M&PS debt-to-capital ratio was 29.7 percent, down from 37.4 percent at the end of 2012 due to a $1.7 billion reduction in M&PS debt and higher stockholders' equity. This is the lowest debt-to-capital ratio in more than 25 years. Our cash and liquidity positions also remain strong with an enterprise cash balance of $6.1

billion at December 31, 2013. We are very well positioned to not only withstand a cyclical downturn but also to take advantage of growth opportunities.

Our priorities for the uses of cash are providing capital to support growth, appropriately funding employee benefit plans, paying dividends and repurchasing common stock with excess cash. In 2013, we continued to invest in organic growth through capital expenditures totaling $2.6 billion which was the third highest in company history. We also provided $0.8 billion to fund defined benefit pension plans which are now 86% funded, up from 70% at the end of 2012 largely due to higher interest rates and strong investment returns. Finally, we increased the quarterly dividend by 15 percent in the second quarter of 2013 and repurchased $2 billion of common stock, resulting in a significant return to our stockholders.

GLOSSARY OF TERMS

1. **All Other Segment** — Primarily includes activities such as: the remanufacturing of Cat® engines and components and remanufacturing services for other companies as well as the product management, development, manufacturing, marketing and product support of undercarriage, specialty products, hardened bar stock components and ground engaging tools primarily for Caterpillar products; logistics services; the product management, development, marketing, sales and product support of on-highway vocational trucks for North America; distribution services responsible for dealer development and administration, dealer portfolio management and ensuring the most efficient and effective distribution of machines, engines and parts. On July 31, 2012, we sold a majority interest in Caterpillar's third party logistics business.

2. **Consolidating Adjustments** — Eliminations of transactions between Machinery and Power Systems and Financial Products.

3. **Construction Industries** — A segment primarily responsible for supporting customers using machinery in infrastructure and building construction applications. Responsibilities include business strategy, product design, product management and development, manufacturing, marketing and sales and product support. The product portfolio includes backhoe loaders, small wheel loaders, small track-type tractors, skid steer loaders, multi-terrain loaders, mini excavators, compact wheel loaders, select work tools, small, medium and large track excavators, wheel excavators, medium wheel loaders, medium track-type tractors, track-type loaders, motor graders and pipe layers. In addition, Construction Industries has responsibility for Power Systems and three wholly-owned dealers in Japan and an integrated manufacturing cost center.

4. **Currency** — With respect to sales and revenues, currency represents the translation impact on sales resulting from changes in foreign currency exchange rates versus the U.S. dollar. With respect to operating profit, currency represents the net translation impact on sales and operating costs resulting from changes in foreign currency exchange rates versus the U.S. dollar. Currency includes the impact on sales and operating profit for the Machinery and Power Systems lines of business only; currency impacts on Financial Products revenues and operating profit are included in the Financial Products portions of the respective analyses. With respect to other income/expense, currency represents the effects of forward and option contracts entered into by the company to reduce the risk of fluctuations in exchange rates and the net effect of changes in foreign currency exchange rates on our foreign currency assets and liabilities for consolidated results.

5. **Debt-to-Capital Ratio** — A key measure of Machinery and Power Systems' financial strength used by both management and our credit rating agencies. The metric is defined as Machinery and Power Systems' short-term borrowings, long-term debt due within one year and long-term debt due after one year (debt) divided by the sum of Machinery and Power Systems' debt and stockholders' equity. Debt also includes Machinery and Power Systems' borrowings from Financial Products.

6. **EAME** — A geographic region including Europe, Africa, the Middle East and the Commonwealth of Independent States (CIS).

7. **Earning Assets** — Assets consisting primarily of total finance receivables net of unearned income, plus equipment on operating leases, less accumulated depreciation at Cat Financial.

8. **Financial Products Segment** — Provides financing to customers and dealers for the purchase and lease of Caterpillar and other equipment, as well as some financing for Caterpillar sales to dealers. Financing plans include operating and finance leases, installment sale contracts, working capital loans and wholesale financing plans. The segment also provides various forms of insurance to customers and dealers to help support the purchase and lease of our equipment.

9. **Latin America** — Geographic region including Central and South American countries and Mexico.

10. **LIFO Inventory Decrement Benefits** — A significant portion of Caterpillar's inventory is valued using the last-in, first-out (LIFO) method. With this method, the cost of inventory is comprised of "layers" at cost levels for years when inventory increases occurred. A LIFO decrement occurs when inventory decreases, depleting layers added in earlier, generally lower cost, years. A LIFO decrement benefit represents the impact on operating profit of charging cost of goods sold with prior-year cost levels rather than current period costs.

11. **Machinery and Power Systems (M&PS)** — Represents the aggregate total of Construction Industries, Resource Industries, Power Systems and All Other Segment and related corporate items and eliminations.

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12. **Machinery and Power Systems Other Operating (Income) Expenses** — Comprised primarily of gains/losses on disposal of long-lived assets, long-lived asset impairment charges, pension curtailment charges and employee redundancy costs.
13. **Manufacturing Costs** — Manufacturing costs exclude the impacts of currency and represent the volume-adjusted change for variable costs and the absolute dollar change for period manufacturing costs. Variable manufacturing costs are defined as having a direct relationship with the volume of production. This includes material costs, direct labor and other costs that vary directly with production volume such as freight, power to operate machines and supplies that are consumed in the manufacturing process. Period manufacturing costs support production but are defined as generally not having a direct relationship to short-term changes in volume. Examples include machinery and equipment repair, depreciation on manufacturing assets, facility support, procurement, factory scheduling, manufacturing planning and operations management.
14. **Power Systems** — A segment primarily responsible for supporting customers using reciprocating engines, turbines and related parts across industries serving electric power, industrial, petroleum and marine applications as well as rail-related businesses. Responsibilities include business strategy, product design, product management, development, manufacturing, marketing, sales and product support of reciprocating engine powered generator sets, integrated systems used in the electric power generation industry, reciprocating engines and integrated systems and solutions for the marine and petroleum industries; reciprocating engines supplied to the industrial industry as well as Caterpillar machinery; the business strategy, product design, product management, development, manufacturing, marketing, sales and product support of turbines and turbine-related services; the development, manufacturing, remanufacturing, maintenance, leasing, and service of diesel-electric locomotives and components and other rail-related products and services.
15. **Price Realization** — The impact of net price changes excluding currency and new product introductions. Consolidated price realization includes the impact of changes in the relative weighting of sales between geographic regions.
16. **Resource Industries** — A segment primarily responsible for supporting customers using machinery in mining and quarrying applications. Responsibilities include business strategy, product design, product management and development, manufacturing, marketing and sales and product support. The product portfolio includes large track-type tractors, large mining trucks, underground mining equipment, electric rope shovels, draglines, hydraulic shovels, drills, highwall miners, tunnel boring equipment, large wheel loaders, off-highway trucks, articulated trucks, wheel tractor scrapers, wheel dozers, select work tools, forestry products, paving products, industrial and waste products, machinery components and electronics and control systems. Resource Industries also manages areas that provide services to other parts of the company, including integrated manufacturing and research and development. In addition, segment profit includes the impact from divestiture of portions of the Bucyrus distribution business and the acquisition of Siwei.
17. **Restructuring Costs** — Primarily costs for employee severance and long-lived asset impairments.
18. **Sales Volume** — With respect to sales and revenues, sales volume represents the impact of changes in the quantities sold for Machinery and Power Systems as well as the incremental revenue impact of new product introductions, including emissions-related product updates. With respect to operating profit, sales volume represents the impact of changes in the quantities sold for Machinery and Power Systems combined with product mix as well as the net operating profit impact of new product introductions, including emissions-related product updates. Product mix represents the net operating profit impact of changes in the relative weighting of Machinery and Power Systems sales with respect to total sales.
19. **Siwei** — ERA Mining Machinery Limited, including its wholly-owned subsidiary Zhengzhou Siwei Mechanical & Electrical Manufacturing Co., Ltd., commonly known as Siwei, which was acquired during the second quarter of 2012. Siwei primarily designs, manufactures, sells and supports underground coal mining equipment in China and is included in our Resource Industries segment. In the fourth quarter of 2013, Siwei was renamed to Caterpillar (Zhengzhou) Ltd.

NON-GAAP FINANCIAL MEASURES

The following definition is provided for "non-GAAP financial measures" in connection with Regulation G issued by the Securities and Exchange Commission. This non-GAAP financial measure has no standardized meaning prescribed by U.S. GAAP and therefore is unlikely to be comparable to the calculation of similar measures for other companies. Management does not intend this item to be considered in isolation or substituted for the related GAAP measure.

Profit Per Share Excluding Restructuring Costs

We anticipate incurring significant restructuring costs in 2014. We believe it is important to separately quantify the profit-per-share impact of restructuring costs in order for our 2014 outlook to be meaningful to our readers. Reconciliation of profit per share excluding restructuring costs to the most directly comparable GAAP measure, profit per share is as follows:

	2014 Outlook Midpoint*
Profit per share	$ 5.30
Per share restructuring costs	$ 0.55
Profit per share excluding restructuring costs	$ 5.85

* 2014 Sales and Revenues of $56 billion.

Machinery and Power Systems

Caterpillar defines Machinery and Power Systems as it is presented in the supplemental data as Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis. Machinery and Power Systems information relates to the design, manufacture and marketing of our products. Financial Products information relates to the financing to customers and dealers for the purchase and lease of Caterpillar and other equipment. The nature of these businesses is different, especially with regard to the financial position and cash flow items. Caterpillar management utilizes this presentation internally to highlight these differences. We also believe this presentation will assist readers in understanding our business. Pages 29-34 reconcile Machinery and Power Systems with Financial Products on the equity basis to Caterpillar Inc. consolidated financial information.

Caterpillar's latest financial results and outlook are also available via:

Telephone:

(800) 228-7717 (Inside the United States and Canada)
(858) 764-9492 (Outside the United States and Canada)

Internet:

http://www.caterpillar.com/investor
http://www.caterpillar.com/irwebcast (live broadcast/replays of quarterly conference call)

Caterpillar contact:

Jim Dugan
 (309) 494-4100 (Office) or (309) 360-7311 (Mobile)
mail to: Dugan_Jim@cat.com

Caterpillar Inc.
Condensed Consolidated Statement of Results of Operations
(Unaudited)
(Dollars in millions except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2013	2012	2013	2012
Sales and revenues:				
Sales of Machinery and Power Systems	$ 13,646	$ 15,357	$ 52,694	$ 63,068
Revenues of Financial Products	756	718	2,962	2,807
Total sales and revenues	14,402	16,075	55,656	65,875
Operating costs:				
Cost of goods sold	10,541	11,899	40,727	47,055
Selling, general and administrative expenses	1,417	1,591	5,547	5,919
Research and development expenses	467	613	2,046	2,466
Interest expense of Financial Products	175	198	727	797
Goodwill impairment charge	—	580	—	580
Other operating (income) expenses	350	156	981	485
Total operating costs	12,950	15,037	50,028	57,302
Operating profit	1,452	1,038	5,628	8,573
Interest expense excluding Financial Products	109	115	465	467
Other income (expense)	44	(11)	(35)	130
Consolidated profit before taxes	1,387	912	5,128	8,236
Provision (benefit) for income taxes	376	214	1,319	2,528
Profit of consolidated companies	1,011	698	3,809	5,708
Equity in profit (loss) of unconsolidated affiliated companies	(5)	2	(6)	14
Profit of consolidated and affiliated companies	1,006	700	3,803	5,722
Less: Profit (loss) attributable to noncontrolling interests	3	3	14	41
Profit [1]	$ 1,003	$ 697	$ 3,789	$ 5,681
Profit per common share	$ 1.57	$ 1.07	$ 5.87	$ 8.71
Profit per common share — diluted [2]	$ 1.54	$ 1.04	$ 5.75	$ 8.48
Weighted-average common shares outstanding (millions)				
- **Basic**	637.0	654.4	645.2	652.6
- **Diluted** [2]	649.6	669.3	658.6	669.6
Cash dividends declared per common share	$ 1.20	$ 1.04	$ 2.32	$ 2.02

---

[1] Profit attributable to common stockholders.
[2] Diluted by assumed exercise of stock-based compensation awards using the treasury stock method.

Caterpillar Inc.
Condensed Consolidated Statement of Financial Position
(Unaudited)
(Millions of dollars)

	December 31, 2013		December 31, 2012	
Assets				
Current assets:				
Cash and short-term investments	$	6,081	$	5,490
Receivables - trade and other		8,471		9,706
Receivables - finance		8,763		8,860
Deferred and refundable income taxes		1,463		1,547
Prepaid expenses and other current assets		900		988
Inventories		12,625		15,547
Total current assets		38,303		42,138
Property, plant and equipment — net		17,075		16,461
Long-term receivables - trade and other		1,339		1,316
Long-term receivables - finance		14,926		14,029
Investments in unconsolidated affiliated companies		272		272
Noncurrent deferred and refundable income taxes		684		2,011
Intangible assets		3,596		4,016
Goodwill		6,956		6,942
Other assets		1,745		1,785
Total assets	$	84,896	$	88,970
Liabilities				
Current liabilities:				
Short-term borrowings:				
— Machinery and Power Systems	$	16	$	636
— Financial Products		3,663		4,651
Accounts payable		6,560		6,753
Accrued expenses		3,493		3,667
Accrued wages, salaries and employee benefits		1,622		1,911
Customer advances		2,360		2,638
Dividends Payable		382		—
Other current liabilities		1,849		2,055
Long-term debt due within one year:				
— Machinery and Power Systems		760		1,113
— Financial Products		6,592		5,991
Total current liabilities		27,297		29,415
Long-term debt due after one year:				
— Machinery and Power Systems		7,999		8,666
— Financial Products		18,720		19,086
Liability for postemployment benefits		6,973		11,085
Other liabilities		3,029		3,136
Total liabilities		64,018		71,388
Stockholders' equity				
Common stock		4,709		4,481
Treasury stock		(11,854)		(10,074)
Profit employed in the business		31,854		29,558
Accumulated other comprehensive income (loss)		(3,898)		(6,433)
Noncontrolling interests		67		50
Total stockholders' equity		20,878		17,582
Total liabilities and stockholders' equity	$	84,896	$	88,970

Caterpillar Inc.
Condensed Consolidated Statement of Cash Flow
(Unaudited)
(Millions of dollars)

	Twelve Months Ended December 31,	
	2013	2012
Cash flow from operating activities:		
Profit of consolidated and affiliated companies	$ 3,803	$ 5,722
Adjustments for non-cash items:		
Depreciation and amortization	3,087	2,813
Goodwill impairment charge	—	580
Other	482	(191)
Changes in assets and liabilities, net of acquisitions and divestitures:		
Receivables — trade and other	835	(15)
Inventories	2,658	(1,149)
Accounts payable	134	(1,868)
Accrued expenses	(108)	126
Accrued wages, salaries and employee benefits	(279)	(490)
Customer advances	(301)	83
Other assets — net	(49)	252
Other liabilities — net	(71)	(679)
Net cash provided by (used for) operating activities	10,191	5,184
Cash flow from investing activities:		
Capital expenditures — excluding equipment leased to others	(2,522)	(3,350)
Expenditures for equipment leased to others	(1,924)	(1,726)
Proceeds from disposals of leased assets and property, plant and equipment	844	1,117
Additions to finance receivables	(11,422)	(12,010)
Collections of finance receivables	9,567	8,995
Proceeds from sale of finance receivables	220	132
Investments and acquisitions (net of cash acquired)	(195)	(618)
Proceeds from sale of businesses and investments (net of cash sold)	365	1,199
Proceeds from sale of available-for-sale securities	449	306
Investments in available-for-sale securities	(402)	(402)
Other — net	(26)	167
Net cash provided by (used for) investing activities	(5,046)	(6,190)
Cash flow from financing activities:		
Dividends paid	(1,111)	(1,617)
Distribution to noncontrolling interests	(13)	(6)
Common stock issued, including treasury shares reissued	128	52
Treasury shares purchased	(2,000)	—
Excess tax benefit from stock-based compensation	96	192
Acquisitions of noncontrolling interests	—	(449)
Proceeds from debt issued (original maturities greater than three months)	9,328	16,015
Payments on debt (original maturities greater than three months)	(10,870)	(11,047)
Short-term borrowings - net (original maturities three months or less)	(69)	466
Net cash provided by (used for) financing activities	(4,511)	3,606
Effect of exchange rate changes on cash	(43)	(167)
Increase (decrease) in cash and short-term investments	591	2,433
Cash and short-term investments at beginning of period	5,490	3,057
Cash and short-term investments at end of period	$ 6,081	$ 5,490

All short-term investments, which consist primarily of highly liquid investments with original maturities of three months or less, are considered to be cash equivalents.

28

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Three Months Ended December 31, 2013
(Unaudited)
(Millions of dollars)

	Consolidated		Machinery and Power Systems [1]		Financial Products		Consolidating Adjustments	
			Supplemental Consolidating Data					
Sales and revenues:								
Sales of Machinery and Power Systems	$	13,646	$	13,646	$	—	$	—
Revenues of Financial Products		756		—		840		(84)[2]
Total sales and revenues		14,402		13,646		840		(84)
Operating costs:								
Cost of goods sold		10,541		10,541		—		—
Selling, general and administrative expenses		1,417		1,308		131		(22)[3]
Research and development expenses		467		467		—		—
Interest expense of Financial Products		175		—		177		(2)[4]
Other operating (income) expenses		350		60		282		8[3]
Total operating costs		12,950		12,376		590		(16)
Operating profit		1,452		1,270		250		(68)
Interest expense excluding Financial Products		109		120		—		(11)[4]
Other income (expense)		44		(49)		36		57[5]
Consolidated profit before taxes		1,387		1,101		286		—
Provision (benefit) for income taxes		376		306		70		—
Profit of consolidated companies		1,011		795		216		—
Equity in profit (loss) of unconsolidated affiliated companies		(5)		(5)		—		—
Equity in profit of Financial Products' subsidiaries		—		211		—		(211)[6]
Profit of consolidated and affiliated companies		1,006		1,001		216		(211)
Less: Profit (loss) attributable to noncontrolling interests		3		(2)		5		—
Profit [7]	$	1,003	$	1,003	$	211	$	(211)

---

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' revenues earned from Machinery and Power Systems.
[3] Elimination of net expenses recorded by Machinery and Power Systems paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery and Power Systems.
[5] Elimination of discount recorded by Machinery and Power Systems on receivables sold to Financial Products and of interest earned between Machinery and Power Systems and Financial Products.
[6] Elimination of Financial Products' profit due to equity method of accounting.
[7] Profit attributable to common stockholders.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Three Months Ended December 31, 2012
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Power Systems [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Power Systems	$ 15,357	$ 15,357	$ —	$ —
Revenues of Financial Products	718	—	807	(89)[2]
Total sales and revenues	16,075	15,357	807	(89)
Operating costs:				
Cost of goods sold	11,899	11,899	—	—
Selling, general and administrative expenses	1,591	1,426	188	(23)[3]
Research and development expenses	613	613	—	—
Interest expense of Financial Products	198	—	199	(1)[4]
Goodwill impairment charge	580	580	—	—
Other operating (income) expenses	156	(87)	238	5[3]
Total operating costs	15,037	14,431	625	(19)
Operating profit	1,038	926	182	(70)
Interest expense excluding Financial Products	115	126	—	(11)[4]
Other income (expense)	(11)	(84)	14	59[5]
Consolidated profit before taxes	912	716	196	—
Provision (benefit) for income taxes	214	168	46	—
Profit of consolidated companies	698	548	150	—
Equity in profit (loss) of unconsolidated affiliated companies	2	2	—	—
Equity in profit of Financial Products' subsidiaries	—	147	—	(147)[6]
Profit of consolidated and affiliated companies	700	697	150	(147)
Less: Profit (loss) attributable to noncontrolling interests	3	—	3	—
Profit [7]	$ 697	$ 697	$ 147	$ (147)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' revenues earned from Machinery and Power Systems.
[3] Elimination of net expenses recorded by Machinery and Power Systems paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery and Power Systems.
[5] Elimination of discount recorded by Machinery and Power Systems on receivables sold to Financial Products and of interest earned between Machinery and Power Systems and Financial Products.
[6] Elimination of Financial Products' profit due to equity method of accounting.
[7] Profit attributable to common stockholders.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Twelve Months Ended December 31, 2013
(Unaudited)
(Millions of dollars)

	Consolidated	Supplemental Consolidating Data		
		Machinery and Power Systems [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Power Systems	$ 52,694	$ 52,694	$ —	$ —
Revenues of Financial Products	2,962	—	3,302	(340)[2]
Total sales and revenues	55,656	52,694	3,302	(340)
Operating costs:				
Cost of goods sold	40,727	40,727	—	—
Selling, general and administrative expenses	5,547	5,029	566	(48)[3]
Research and development expenses	2,046	2,046	—	—
Interest expense of Financial Products	727	—	734	(7)[4]
Other operating (income) expenses	981	(23)	1,019	(15)[3]
Total operating costs	50,028	47,779	2,319	(70)
Operating profit	5,628	4,915	983	(270)
Interest expense excluding Financial Products	465	508	—	(43)[4]
Other income (expense)	(35)	(299)	37	227[5]
Consolidated profit before taxes	5,128	4,108	1,020	—
Provision (benefit) for income taxes	1,319	1,039	280	—
Profit of consolidated companies	3,809	3,069	740	—
Equity in profit (loss) of unconsolidated affiliated companies	(6)	(6)	—	—
Equity in profit of Financial Products' subsidiaries	—	726	—	(726)[6]
Profit of consolidated and affiliated companies	3,803	3,789	740	(726)
Less: Profit (loss) attributable to noncontrolling interests	14	—	14	—
Profit [7]	$ 3,789	$ 3,789	$ 726	$ (726)

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' revenues earned from Machinery and Power Systems.
[3] Elimination of net expenses recorded by Machinery and Power Systems paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery and Power Systems.
[5] Elimination of discount recorded by Machinery and Power Systems on receivables sold to Financial Products and of interest earned between Machinery and Power Systems and Financial Products.
[6] Elimination of Financial Products' profit due to equity method of accounting.
[7] Profit attributable to common stockholders.

Caterpillar Inc.
Supplemental Data for Results of Operations
For The Twelve Months Ended December 31, 2012
(Unaudited)
(Millions of dollars)

| | | Supplemental Consolidating Data | | |
	Consolidated	Machinery and Power Systems [1]	Financial Products	Consolidating Adjustments
Sales and revenues:				
Sales of Machinery and Power Systems	$ 63,068	$ 63,068	$ —	$ —
Revenues of Financial Products	2,807	—	3,160	(353)[2]
Total sales and revenues	65,875	63,068	3,160	(353)
Operating costs:				
Cost of goods sold	47,055	47,055	—	—
Selling, general and administrative expenses	5,919	5,348	618	(47)[3]
Research and development expenses	2,466	2,466	—	—
Interest expense of Financial Products	797	—	801	(4)[4]
Goodwill impairment charge	580	580	—	—
Other operating (income) expenses	485	(495)	1,000	(20)[3]
Total operating costs	57,302	54,954	2,419	(71)
Operating profit	8,573	8,114	741	(282)
Interest expense excluding Financial Products	467	512	—	(45)[4]
Other income (expense)	130	(146)	39	237[5]
Consolidated profit before taxes	8,236	7,456	780	—
Provision (benefit) for income taxes	2,528	2,314	214	—
Profit of consolidated companies	5,708	5,142	566	—
Equity in profit (loss) of unconsolidated affiliated companies	14	14	—	—
Equity in profit of Financial Products' subsidiaries	—	555	—	(555)[6]
Profit of consolidated and affiliated companies	5,722	5,711	566	(555)
Less: Profit (loss) attributable to noncontrolling interests	41	30	11	—
Profit [7]	$ 5,681	$ 5,681	$ 555	$ (555)

---

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' revenues earned from Machinery and Power Systems.
[3] Elimination of net expenses recorded by Machinery and Power Systems paid to Financial Products.
[4] Elimination of interest expense recorded between Financial Products and Machinery and Power Systems.
[5] Elimination of discount recorded by Machinery and Power Systems on receivables sold to Financial Products and of interest earned between Machinery and Power Systems and Financial Products.
[6] Elimination of Financial Products' profit due to equity method of accounting.
[7] Profit attributable to common stockholders.


Caterpillar Inc.
Supplemental Data for Cash Flow
For The Twelve Months Ended December 31, 2013
(Unaudited)
(Millions of dollars)


	Consolidated	Supplemental Consolidating Data		
		Machinery and Power Systems [1]	Financial Products	Consolidating Adjustments
Cash flow from operating activities:				
Profit of consolidated and affiliated companies	$ 3,803	$ 3,789	$ 740	$ (726)[2]
Adjustments for non-cash items:				
Depreciation and amortization	3,087	2,273	814	—
Undistributed profit of Financial Products	—	(401)	—	401[3]
Other	482	376	(101)	207[4]
Changes in assets and liabilities, net of acquisitions and divestitures:				
Receivables - trade and other	835	718	16	101[4,5]
Inventories	2,658	2,665	—	(7)[4]
Accounts payable	134	226	(70)	(22)[4]
Accrued expenses	(108)	(24)	(84)	—
Accrued wages, salaries and employee benefits	(279)	(277)	(2)	—
Customer advances	(301)	(301)	—	—
Other assets - net	(49)	(60)	2	9[4]
Other liabilities - net	(71)	(22)	(40)	(9)[4]
Net cash provided by (used for) operating activities	10,191	8,962	1,275	(46)
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(2,522)	(2,508)	(14)	—
Expenditures for equipment leased to others	(1,924)	(97)	(1,897)	70[4]
Proceeds from disposals of leased assets and property, plant and equipment	844	122	738	(16)[4]
Additions to finance receivables	(11,422)	—	(14,095)	2,673[5,8]
Collections of finance receivables	9,567	—	12,253	(2,686)[5]
Net intercompany purchased receivables	—	—	181	(181)[5]
Proceeds from sale of finance receivables	220	—	227	(7)[5]
Net intercompany borrowings	—	(935)	36	899[6]
Investments and acquisitions (net of cash acquired)	(195)	(195)	—	—
Proceeds from sale of businesses and investments (net of cash sold)	365	497	—	(132)[8]
Proceeds from sale of available-for-sale securities	449	31	418	—
Investments in available-for-sale securities	(402)	(25)	(377)	—
Other - net	(26)	(31)	5	—
Net cash provided by (used for) investing activities	(5,046)	(3,141)	(2,525)	620
Cash flow from financing activities:				
Dividends paid	(1,111)	(1,111)	(325)	325[7]
Distribution to noncontrolling interests	(13)	(13)	—	—
Common stock issued, including treasury shares reissued	128	128	—	—
Treasury shares purchased	(2,000)	(2,000)	—	—
Excess tax benefit from stock-based compensation	96	96	—	—
Net intercompany borrowings	—	(36)	935	(899)[6]
Proceeds from debt issued (original maturities greater than three months)	9,328	195	9,133	—
Payments on debt (original maturities greater than three months)	(10,870)	(1,769)	(9,101)	—
Short-term borrowings - net (original maturities three months or less)	(69)	1	(70)	—
Net cash provided by (used for) financing activities	(4,511)	(4,509)	572	(574)
Effect of exchange rate changes on cash	(43)	(21)	(22)	—
Increase (decrease) in cash and short-term investments	591	1,291	(700)	—
Cash and short-term investments at beginning of period	5,490	3,306	2,184	—
Cash and short-term investments at end of period	$ 6,081	$ 4,597	$ 1,484	$ —

[1]   Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2]   Elimination of Financial Products' profit after tax due to equity method of accounting.
[3]   Elimination of non-cash adjustment for the undistributed earnings from Financial Products.
[4]   Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5]   Reclassification of Financial Products' cash flow activity from investing to operating for receivables that arose from the sale of inventory.
[6]   Elimination of net proceeds and payments to/from Machinery and Power Systems and Financial Products.
[7]   Elimination of dividend from Financial Products to Machinery and Power Systems.
[8]   Elimination of proceeds received from Financial Products related to Machinery and Power Systems' sale of portions of the Bucyrus distribution business to Cat dealers.

Caterpillar Inc.
Supplemental Data for Cash Flow
For The Twelve Months Ended December 31, 2012
(Unaudited)
(Millions of dollars)

| | | Supplemental Consolidating Data | | |
	Consolidated	Machinery and Power Systems [1]	Financial Products	Consolidating Adjustments
Cash flow from operating activities:				
Profit of consolidated and affiliated companies	$ 5,722	$ 5,711	$ 566	$ (555)[2]
Adjustments for non-cash items:				
Depreciation and amortization	2,813	2,082	731	—
Undistributed profit of Financial Products	—	(305)	—	305[3]
Goodwill impairment charge	580	580	—	—
Other	(191)	(298)	(88)	195[4]
Changes in assets and liabilities, net of acquisitions and divestitures:				
Receivables - trade and other	(15)	158	(37)	(136)[4,5]
Inventories	(1,149)	(1,094)	—	(55)[4]
Accounts payable	(1,868)	(1,821)	(15)	(32)[4]
Accrued expenses	126	134	(9)	1[4]
Accrued wages, salaries and employee benefits	(490)	(488)	(2)	—
Customer advances	83	83	—	—
Other assets - net	252	275	(7)	(16)[4]
Other liabilities - net	(679)	(819)	124	16[4]
Net cash provided by (used for) operating activities	5,184	4,198	1,263	(277)
Cash flow from investing activities:				
Capital expenditures - excluding equipment leased to others	(3,350)	(3,335)	(15)	—
Expenditures for equipment leased to others	(1,726)	(100)	(1,781)	155[4,9]
Proceeds from disposals of leased assets and property, plant and equipment	1,117	244	891	(18)[4]
Additions to finance receivables	(12,010)	—	(18,754)	6,744[5,8,9]
Collections of finance receivables	8,995	—	14,787	(5,792)[5,9]
Net intercompany purchased receivables	—	—	250	(250)[5]
Proceeds from sale of finance receivables	132	—	144	(12)[5]
Net intercompany borrowings	—	(203)	33	170[6]
Investments and acquisitions (net of cash acquired)	(618)	(562)	—	(56)[9]
Proceeds from sale of businesses and investments (net of cash sold)	1,199	1,943	—	(744)[8]
Proceeds from sale of available-for-sale securities	306	27	279	—
Investments in available-for-sale securities	(402)	(8)	(394)	—
Other - net	167	126	41	—
Net cash provided by (used for) investing activities	(6,190)	(1,868)	(4,519)	197
Cash flow from financing activities:				
Dividends paid	(1,617)	(1,617)	(250)	250[7]
Distribution to noncontrolling interests	(6)	(6)	—	—
Common stock issued, including treasury shares reissued	52	52	—	—
Excess tax benefit from stock-based compensation	192	192	—	—
Acquisitions of noncontrolling interests	(449)	(449)	—	—
Net intercompany borrowings	—	(33)	203	(170)[6]
Proceeds from debt issued (original maturities greater than three months)	16,015	2,209	13,806	—
Payments on debt (original maturities greater than three months)	(11,047)	(1,107)	(9,940)	—
Short-term borrowings - net (original maturities three months or less)	466	(14)	480	—
Net cash provided by (used for) financing activities	3,606	(773)	4,299	80
Effect of exchange rate changes on cash	(167)	(80)	(87)	—
Increase (decrease) in cash and short-term investments	2,433	1,477	956	—
Cash and short-term investments at beginning of period	3,057	1,829	1,228	—
Cash and short-term investments at end of period	$ 5,490	$ 3,306	$ 2,184	$ —

[1] Represents Caterpillar Inc. and its subsidiaries with Financial Products accounted for on the equity basis.
[2] Elimination of Financial Products' profit after tax due to equity method of accounting.
[3] Elimination of non-cash adjustment for the undistributed earnings from Financial Products.
[4] Elimination of non-cash adjustments and changes in assets and liabilities related to consolidated reporting.
[5] Reclassification of Financial Products' cash flow activity from investing to operating for receivables that arose from the sale of inventory.
[6] Elimination of net proceeds and payments to/from Machinery and Power Systems and Financial Products.
[7] Elimination of dividend from Financial Products to Machinery and Power Systems.
[8] Elimination of proceeds received from Financial Products related to Machinery and Power Systems' sale of portions of the Bucyrus distribution business to Cat dealers.
[9] Reclassification of Financial Products' payments related to Machinery and Power Systems' acquisition of Caterpillar Tohoku Limited.